UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5) *

Penn West Petroleum Ltd.
___________________________________________________________________
(Name of Issuer)

Common Stock
___________________________________________________________________
(Title of Class of Securities)

707887105
___________________________________________________________________
(CUSIP Number)

December 31, 2014
_____________________________________________________________________________
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 707887105
1	NAME OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,368,0771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,368,0771
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,368,0771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Includes 23,524,209 shares of Common Stock held by Land Breeze II S.À R.L., a wholly-owned subsidiary of China Investment Corporation, and 843,868 shares of Common Stock held by two other wholly-owned subsidiaries of China Investment Corporation, all as of December 31, 2014.

CUSIP No. 707887105
1	NAME OF REPORTING PERSONS Land Breeze II S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,524,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,524,209
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,524,209
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of Issuer

Penn West Petroleum Ltd.

Item 1(b) Address of Issuer’s Principal Executive Offices

c/o Penn West Petroleum Ltd.
200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Canada

Item 2(a) Name of Persons Filing

China Investment Corporation
Land Breeze II S.À R.L.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation is as follows:

New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
People’s Republic of China

The address of Land Breeze II S.À R.L. is as follows:

18, Avenue Marie-Thérèse, L-2132 Luxembourg

Item 2(c) Citizenship

China Investment Corporation is established under the Company Law of the People’s Republic of China.

Land Breeze II S.À R.L. is a société à responsibilité limitée incorporated and existing under the laws of Luxembourg.

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP Number

707887105

Item 3       If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4       Ownership

The number of shares of Common Stock beneficially owned by China Investment Corporation and Land Breeze II S.À R.L. is as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class
China Investment Corporation	24,368,077	4.9%
Land Breeze II S.À R.L.	23,524,209	4.8%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
China Investment Corporation	0	24,368,077	0	24,368,077
Land Breeze II S.À R.L.	0	23,524,209	0	23,524,209

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China.  Land Breeze II S.À R.L. is a wholly-owned subsidiary of China Investment Corporation. All information above regarding China Investment Corporation reflects the inclusion of 23,524,209 shares of Common Stock held by Land Breeze II S.À R.L., a wholly-owned subsidiary of China Investment Corporation, and 843,868 shares of Common Stock held by two other wholly-owned subsidiaries of China Investment Corporation, all as of December 31, 2014.

Item 5       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ x ].

Item 6       Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8       Identification and Classification of Members of the Group

Not applicable.

Item 9       Notice of Dissolution of Group

Not applicable.

Item 10    Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 13, 2015.

CHINA INVESTMENT CORPORATION

By:	/s/ Ding Xuedong
	Name:	Ding Xuedong
	Title:	Chairman & CEO

LAND BREEZE II S.À R.L.

By:	/s/ Cai Zhiwei
	Name:	Cai Zhiwei
	Title:	Manager A

/s/ Emmanuel Reveillaud
	Name:	Emmanuel Reveillaud
	Title:	Manager B

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 1, 2010, between China Investment Corporation and Land Breeze II S.À R.L.†

†	Previously filed on June 2, 2010.